BAKER & McKENZIE

貝克・麥堅時律師事務所

[redacted]

07026324

RECEIVED

2007 AUG 29 A 9:4

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

August 27, 2007

Our ref: 32201000-000001

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the overseas regulatory announcements and brief English descriptions of such documents relating to the Company since August 14, 2007, copies of which are enclosed with this letter (a list of index is provided in Annex 1).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

PROCESSED
AUG 3 1 2007
THOMSON FINANCIAL

Very truly yours,

Ingrid Ling

Allen Shyu/Zha Zheng/Ingrid Ling

Dlw 8/29

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on August 14, 2007

1. Announcement –Rights Over the Excluded Hotel Businesses and New Union, dated August 24, 2007, by the Company.

2. Announcement of the Unaudited Interim Results for the Six Months Ended 30 June 2007, dated August 24, 2007, by the Company.

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock code: 2006)

RIGHTS OVER THE EXCLUDED HOTEL BUSINESSES AND NEW UNION

The Board is pleased to announce that a quarterly meeting of the INEDs was held on 24 August 2007 in accordance with the arrangements disclosed in the Prospectus, to consider whether or not to exercise the relevant Rights granted to the Company over the relevant Excluded Hotel Businesses and New Union under the Deed of Non-Competition. The INEDs present at the meeting have decided not to exercise the relevant Rights granted to the Company under the Deed of Non-Competition for the reasons described below.

In accordance with the arrangements disclosed in the Prospectus, the INEDs held the 2nd quarterly meeting for 2007 on 24 August 2007 to consider whether or not to exercise the relevant Rights granted to the Company over the relevant Excluded Hotel Businesses and New Union under the Deed of Non-Competition.

After considering the proposal presented by the Company, the INEDs present at the meeting have decided not to exercise the relevant Rights granted to the Company under the Deed of Non-Competition for the reasons set out below:

Eastern Jin Jiang and JC Mandarin

The disputes among the respective shareholders of Eastern Jin Jiang and JC Mandarin have not been resolved and therefore it is not legally possible for the Company to exercise the relevant Rights.

Pacific Shanghai

The term of operation of Pacific Shanghai has not expired and Jin Jiang International has not yet obtained any of the assets of this joint venture company.

Garden Hotel Shanghai

The term of operation of Garden Hotel Shanghai has not expired and Jin Jiang International has not yet obtained any of the buildings or facilities of this joint venture company.

New Jin Jiang Business Traveller

The Company has not been granted any Rights in relation to New Jin Jiang Business Travellers under the Deed of Non-Competition.

Legal and valid land use right certificates and building ownership certificates for the land and buildings being used by Jinyuan Inn and Jiaozhou Road Inn have not yet been obtained and therefore it is not legally possible for the Company to exercise the relevant Rights.

New Union

The development project of New Union has not yet been completed. At present, New Union remains a real estate development company, which does not accord with the current development strategy of the Group in focusing on hotel investment and hotel management.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Board"	the board of directors of the Company
"Company"	上海錦江國際酒店（集團）股份有限公司(Shanghai Jin Jiang International Hotels (Group) Company Limited), a joint stock company established in the PRC, of which 1,391,500,000 H shares are listed on The Stock Exchange of Hong Kong Limited
"Deed of Non-Competition"	the deed of non-competition dated 20 November 2006 entered into between Jin Jiang International and the Company
"Eastern Jin Jiang"	上海東錦江大酒店有限公司(Shanghai Eastern Jin Jiang Hotel Company Limited)
"Excluded Hotel Businesses"	Eastern Jin Jiang, JC Mandarin, Pacific Shanghai, Garden Hotel Shanghai, New Jin Jiang Business Travellers, Jinyuan Inn and Jiaozhou Road Inn
"Directors"	the directors of the Company
"Garden Hotel Shanghai"	花園飯店（上海）, a sino-foreign co-operative joint venture enterprise established between Jin Jiang International and 野村•中國投資株式會社 (Nomura China Investment Company Limited)
"Group"	the Company and its subsidiaries
"INEDs"	the independent non-executive Directors of the Company
"JC Mandarin"	上海錦滄文華大酒店有限公司(Shanghai Jin Cang Mandarin Hotel Company Limited)

"Jiaozhou Road Inn"	上海食品集團酒店管理有限公司膠州度假旅館, which is a branch of Shanghai Foods Group Hotel Management Company Limited
"Jin Jiang International"	錦江國際（集團）有限公司(Jin Jiang International Holdings Company Limited), the controlling shareholder of the Company
"Jinyuan Inn"	上海食品集團酒店管理有限公司普元大酒店
"New Jin Jiang Business Travellers"	上海錦江國際實業投資股份有限公司新錦江商旅酒店（分公司）(New Jin Jiang Business Travellers Hotels of Shanghai Jin Jiang International Industrial Investment Company Limited)
"New Union"	上海新聯誼大廈有限公司(Shanghai New Union Building Co., Ltd.)
"Pacific Shanghai"	上海太平洋大飯店有限公司(Pacific Shanghai Hotel Company Limited)
"Prospectus"	the prospectus dated 30 November 2006 issued by the Company
"Rights"	the rights granted by Jin Jiang International under the Deed of Non-Competition to the Company to purchase or, in the case of Jinyuan Inn and Jiaozhou Road Inn, to purchase or lease, all (but not part only, unless otherwise agreed by Jin Jiang International) of Jin Jiang International's direct and indirect interest in the Excluded Hotel Businesses (excluding New Jin Jiang Business Travellers) and New Union

By Order of the Board of
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, the People's Republic of China
24 August 2007

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent nonexecutive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Jin Jiang
Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock code: 2006)

Announcement of the unaudited interim results for the six months ended 30 June 2007

Financial Summary

	Six months ended 30 June 2007 ***(RMB'000)***	Six months ended 30 June 2006 *(RMB'000)*	Increase (%)
Revenue	**1,483,791**	1,450,585	2.3%
Operating profit	**455,398**	298,610	52.5%
Profit attributable to the equity holders of the Company	**294,712**	159,605	84.7%
Earnings per share (expressed in RMB cents per share)	**6.46**	4.84	33.5%

Summary of results

The Board is pleased to announce the unaudited consolidated interim results of the Group for the Period. The interim results have been reviewed by the audit committee of the Company. As at 30 June 2007, profit attributable to the equity holders of the Company increased by approximately 84.7% and earnings per share increased by approximately 33.5% to RMB6.46 cents as compared to the same period of 2006.

Unaudited condensed consolidated interim income statement

	Notes	Six months ended 30 June 2007 RMB'000	2006 RMB'000
Revenue	4	**1,483,791**	1,450,585
Cost of sales		**(951,267)**	(901,274)
Gross profit		**532,524**	549,311
Other income		**267,127**	38,991
Selling and marketing expenses		**(77,603)**	(69,910)
Administrative expenses		**(253,802)**	(204,597)
Other expenses		**(12,848)**	(15,185)
Operating profit		**455,398**	298,610
Finance costs		**(67,344)**	(38,135)
Share of results of associates		**43,276**	37,041
Profit before income tax		**431,330**	297,516
Income tax expense	5	**(37,900)**	(82,295)
Profit for the Period		**393,430**	215,221
Attributable to:			
Equity holders of the Company		**294,712**	159,605
Minority interests		**98,718**	55,616
		393,430	215,221
Earnings per share for profit attributable to equity holders of the Company for the Period (expressed in RMB cents per share) — basic and diluted	6	**6.46**	4.84
Dividends	7	**—**	26,472

Unaudited condensed consolidated interim balance sheet

	As at 30 June 2007 *RMB'000*	As at 31 December 2006 *RMB'000*
ASSETS		
Non-current assets		
Property, plant and equipment	**4,662,325**	4,449,956
Land use rights	**1,103,653**	1,061,427
Intangible assets	**18,989**	18,911
Investments in associates	**323,317**	347,278
Available-for-sale financial assets	**680,020**	296,307
Deferred income tax assets	**20,170**	17,280
Long-term bank deposits	**—**	23,426
	6,808,474	6,214,585
Current assets		
Inventories	**64,634**	49,241
Trade and other receivables	**552,752**	318,752
Assets classified as held for sale	**30,190**	—
Restricted cash	**214,711**	78,679
Long-term bank deposits due within 12 months	**22,847**	23,426
Cash and cash equivalents	**1,833,523**	3,516,893
	2,718,657	3,986,991
Total assets	**9,527,131**	10,201,576
EQUITY		
Capital and reserves attributable to the equity holders of the Company		
Share capital	**4,565,000**	4,565,000
Reserves		
— Proposed final dividend	**—**	118,690
— Others	**2,042,610**	1,457,613
	6,607,610	6,141,303
Minority interests	**1,054,369**	991,902
Total equity	**7,661,979**	7,133,205

	As at 30 June 2007 *RMB'000*	As at 31 December 2006 *RMB'000*
LIABILITIES		
Non-current liabilities		
Borrowings	**705,860**	1,272,763
Deferred income tax liabilities	**251,511**	212,304
	957,371	1,485,067
Current liabilities		
Trade and other payables	**742,911**	792,885
Dividends payable	**14,062**	—
Income tax payable	**97,808**	94,196
Borrowings	**53,000**	696,223
	907,781	1,583,304
Total liabilities	**1,865,152**	3,068,371
Total equity and liabilities	**9,527,131**	10,201,576
Net current assets	**1,810,876**	2,403,687
Total assets less current liabilities	**8,619,350**	8,618,272

Note

1 GENERAL INFORMATION

The Company, formerly known as Shanghai New Asia (Group) Company, was established on 16 June 1995 as a wholly state-owned company with limited liability and has been directly under the administration and control of the State-Owned Assets Supervision and Administration Commission of Shanghai Municipal Government ("Shanghai SASAC") or its predecessors. Pursuant to an enterprise reorganisation in June 2003, the Company was designated by Shanghai SASAC as a wholly-owned subsidiary of Jin Jiang International Holdings Company Limited ("Jin Jiang International"), which is also a wholly state-owned company directly under the administration and control of Shanghai SASAC. In September 2005, Jin Jiang International allocated its 5% equity interest in the Company to its wholly-owned subsidiary, Shanghai Jin Jiang International Investment and Management Company Limited (formerly known as Shanghai Huating Group Company Limited).

On 11 January 2006, the Company's name was changed to its current name and the Company was converted into a joint stock limited company under the Company Law of the People's Republic of China (the "PRC" or "Mainland China") by converting its paid-in capital and reserves of Renminbi ("RMB") 3,300,000,000 at 30 September 2005 into 3,300,000,000 ordinary shares of RMB1 per share.

On 15 December 2006 and 20 December 2006, a total of 1,265,000,000 ordinary shares of RMB1 per share newly issued by the Company through a public offer in Hong Kong and an international placing were listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Accordingly, the share capital of the Company was increased to RMB4,565,000,000.

The address of the Company's registered office is Room 316-318, No. 24, Yang Xin Road East, Shanghai, the People's Republic of China.

The Group is principally engaged in investment and operation of hotels and related businesses (the "Hotel Related Businesses") in Mainland China.

2 BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements of the Group for the Period have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the HKICPA. The unaudited condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2006, which were prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies adopted are consistent with those of the consolidated financial statements for the year ended 31 December 2006 except that the Group has adopted the following new standards, interpretations and amendments to standards (collectively the "new/revised HKFRS") which are relevant to the Group's operations and are mandatory for the financial year ending 31 December 2007.

The following new standards, amendments to standards and interpretations are mandatory for the financial year ending 31 December 2007.

HKAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment

The Group has assessed the impact of the adoption of the above new standards, amendments and interpretations and considered that there was no significant impact on the Group's results and financial position nor any substantial changes in the Group's accounting policies, whereas the adoption of HKAS 1 (Amendment) and HKFRS 7 requires additional disclosures relating to sensitivity analysis to market risk and the capital disclosures to be made in the annual consolidated financial statements.

The following new standards, amendments to standards and interpretations have been issued but are not effective and have not been early adopted. The Directors anticipate that adoption of these standards, amendments to standards and interpretations will not result in substantial changes to the Group's accounting policies.

HKFRS 8	Operating Segments
HK(IFRIC)-Int 11	HKFRS 2 - Group and Treasury Share Transactions
HK(IFRIC)-Int 12	Service Concession Arrangements
HKAS 23 Revised	Borrowing Costs

The unaudited condensed consolidated interim financial statements include the unaudited interim financial statements of the Company and all of its subsidiaries made up to 30 June 2007.

4 TURNOVER AND SEGMENT INFORMATION

During the Period, the Group's Hotel Related Businesses were organized into four main business segments in Mainland China and Hong Kong:

(1) Star-rated hotel operation: ownership and operation of Star-rated hotels;

(2) Jin Jiang Inn Budget Hotels: operation of self-owned budget hotels and franchising to budget hotels owned by other parties;

(3) Star-rated hotel management: provision of hotel management services to Star-rated hotels owned by the Group or other parties; and

(4) Restaurants: operation of fast food or upscale restaurants and related investments.

The segment of "Others" comprises the other businesses of the Group under the Hotel Related Businesses, which mainly include financial services, training and education, moon cake production businesses, and unallocated costs which mainly represent corporate expenses.

(a) Turnover

The Group's revenue which represents turnover for the Period is as follows:

	Six months ended 30 June	
	2007	2006
	RMB'000	*RMB'000*
Star-rated hotel operation		
— Accommodation revenue	**668,877**	689,244
— Food and beverage sales	**351,559**	354,498
— Rendering of ancillary services	**62,976**	59,935
— Rental revenue	**57,902**	52,640
— Sales of hotel supplies	**21,595**	18,673
	1,162,909	1,174,990
Jin Jiang Inn Budget Hotels	**279,100**	202,807
Star-rated hotel management	**22,630**	19,062
Restaurants	**4,248**	44,929
Others	**14,904**	8,797
	1,483,791	1,450,585

(b) Primary reporting format – business segments

The segment results for the Period are as follows:

	Star-rated hotel operation *RMB'000*	Jin Jiang Inn Budget Hotels *RMB'000*	Star-rated hotel management *RMB'000*	Restaurants *RMB'000*	Others *RMB'000*	Group *RMB'000*
External sales	1,162,909	279,100	22,630	4,248	14,904	1,483,791
Inter-segment sales	54,765	8,947	22,969	—	26,782	113,463
Total gross segment sales	1,217,674	288,047	45,599	4,248	41,686	1,597,254
Other income	212,853	2,439	279	25,572	25,984	267,127
Operating profit	343,971	18,552	26,730	24,582	41,563	455,398
Finance costs						(67,344)
Share of results of associates	10,410	—	(33)	35,511	(2,612)	43,276
Profit before income tax						431,330
Income tax expense						(37,900)
Profit for the Period						393,430
Other segment items are as follows:						
Capital expenditure	154,822	274,621	87	3,479	983	433,992
Depreciation	139,589	36,897	181	837	889	178,393
Amortization of land use rights	12,718	1,940	—	—	53	14,711
Amortization of intangible assets	118	115	—	—	—	233
Provision for trade and other receivables	94	2	—	—	—	96

The segment results for the six months ended 30 June 2006 are as follows:

	Star-rated hotel operation RMB'000	Jin Jiang Inn Budget Hotels RMB'000	Star-rated hotel management RMB'000	Restaurants RMB'000	Others RMB'000	Group RMB'000
External sales	1,174,990	202,807	19,062	44,929	8,797	1,450,585
Inter-segment sales	52,122	2,820	28,125	—	28,808	111,875
Total gross segment sales	1,227,112	205,627	47,187	44,929	37,605	1,562,460
Other income	17,054	823	248	20,804	62	38,991
Operating profit	215,590	24,982	26,090	13,538	18,410	298,610
Finance costs						(38,135)
Share of results of associates	12,824	—	(201)	26,111	(1,693)	37,041
Profit before income tax						297,516
Income tax expense						(82,295)
Profit for the Period						215,221
Other segment items are as follows:						
Capital expenditure	213,275	137,855	31	9,860	1,242	362,263
Depreciation	138,825	23,694	161	3,108	717	166,505
Amortization of land use rights	11,297	1,221	—	—	101	12,619
Amortization of intangible assets	274	73	—	105	3	455
Write-down of inventories	285	—	—	—	—	285
Provision for/(reversal of) of trade and other receivables	251	—	—	—	(24)	227

The segment assets and liabilities as at 30 June 2007 are as follows:

	Star-rated hotel operation RMB'000	Jin Jiang Inn Budget Hotels RMB'000	Star-rated hotel management RMB'000	Restaurants RMB'000	Others RMB'000	Group RMB'000
Segment assets	5,647,545	1,925,149	176,174	98,464	1,356,482	9,203,814
Investments in associates	105,495	—	619	210,400	6,803	323,317
Total assets	5,753,040	1,925,149	176,793	308,864	1,363,285	9,527,131
Total liabilities	1,248,940	474,548	24,744	8,801	108,119	1,865,152

The segment assets and liabilities as at 31 December 2006 are as follows:

	Star-rated hotel operation RMB'000	Jin Jiang Inn Budget Hotels RMB'000	Star-rated hotel management RMB'000	Restaurants RMB'000	Others RMB'000	Group RMB'000
Segment assets	7,470,096	1,541,259	197,571	91,226	554,146	9,854,298
Investments in associates	93,488	—	653	243,723	9,414	347,278
Total assets	7,563,584	1,541,259	198,224	334,949	563,560	10,201,576
Total liabilities	2,297,995	467,782	29,389	6,093	267,112	3,068,371

Segment assets consist primarily of property, plant and equipment, land use rights, available-for-sale financial assets, deferred income tax assets, inventories, receivables and operating cash. They also include goodwill recognized arising from acquisition of subsidiaries relating to respective segments.

Segment liabilities comprise operating liabilities. Corporate borrowings are included in the segment of "Others".

Capital expenditure comprises additions to property, plant and equipment, land use rights and intangible assets, including additions resulting from acquisition through business combinations other than common control combination.

(c) Secondary reporting format – geographical segments

No geographical segment information is presented as more than 90% of the Group's turnover and contribution to operation is attributable to Mainland China market and more than 90% of the Group's assets are located in Mainland China, which is considered as one geographic location with similar risks and returns.

5 INCOME TAX EXPENSE

	Six months ended 30 June	
	2007	2006
	RMB'000	*RMB'000*
Mainland China current income tax ("EIT")	**95,981**	82,553
Hong Kong profits tax	**—**	144
Deferred income tax	**(58,081)**	(402)
	37,900	82,295

Provision for Mainland China EIT is calculated based on the statutory income tax rate of 33% on the assessable income of Group companies operating in Mainland China during the Period as determined in accordance with the relevant Mainland China income tax rules and regulations except for as described below.

The Company, Jin Jiang Hotels Development, Shanghai Jin Jiang International Hotel Investment Company Limited, Jin Jiang International Hotel Management Company Limited, Shanghai New Asia Café de Coral Company Limited, Shanghai Jinhua Hotel Co., Ltd. and Shanghai Jin Jiang Tomson Hotel Company Limited were registered in Shanghai Pudong New Area and approved to be entitled to the preferential income tax rate of 15% during the Period (the six months ended 30 June 2006: 15%).

Hong Kong profits tax is provided at a rate of 17.5% on the estimated assessable profits of Group's subsidiary in Hong Kong during the Period (the six months ended 30 June 2006: 17.5%).

On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "new EIT Law"), which is effective from 1 January 2008. Under the new EIT Law, the corporate income tax rate applicable to the Company from 1 January 2008 will be 25%, replacing the currently applicable tax rate of 33%.

6 EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the Period.

	Six months ended 30 June	
	2007	2006
	RMB'000	*RMB'000*
Profit attributable to equity holders of the Company	**294,712**	159,605
Weighted average number of ordinary shares in issue *(thousands)*	**4,565,000**	3,300,000
Basic earnings per share *(RMB cents)*	**6.46**	4.84

As there are no potentially dilutive securities, there is no difference between the basic and diluted earnings per share.

7 DIVIDENDS

A 2006 final dividend of RMB2.60 cents per share, totalling RMB118,690,000 was paid in June 2007 (six months ended 30 June 2006: nil). The Board does not recommend the payment of an interim dividend for the Period.

	Six months ended 30 June	
	2007	2006
	RMB'000	*RMB'000*
Dividends	—	26,472

Business and Financial Overview

During the Period, the Group enjoyed steady development and continuous expansion in its businesses of Star-rated hotel operation, Jin Jiang Inn Budget Hotels, Star-rated hotel management and restaurant operations. As at the end of June 2007, the Group had 328 hotels (as at 31 December 2006: 277) in operation or under development with over 60,000 rooms (as at 31 December 2006: approximately 54,000), spreading across 29 provinces, autonomous regions, municipalities and 88 cities in China. Our hotel business network has been further expanded as we remained one of the leading hotel groups in the PRC in terms of scale measured by the number of hotel rooms. According to the latest ranking of global hotel groups announced by the HOTELS Magazine (the official publication of The International Hotel & Restaurant Association), the Group made its way into the world's top hotel groups as its ranking rose from the 22nd in 2005 to the 17th in 2006 in terms of the number of hotel rooms.

The Group is principally engaged in Star-rated hotel operation and management, budget hotel operation and franchising, restaurant operation, and other businesses. The Group is structured as a horizontally integrated hospitality services provider, offering hospitality services tailored to all segments ranging from budget accommodation to 5-star hotels. As at 30 June 2007, the Group's hotels in operation and under development, including: (i) hotels managed and owned (wholly

or partially) by the Group, (ii) hotels owned (wholly or partially) by the Group but managed by third parties, (iii) hotels owned by third parties but managed or where management contracts had been secured by the Group; and (iv) hotels owned by third parties but granted franchises by the Group amounted to 328 hotels with over 60,000 rooms in total. Hotel investments represented an important business model for the Group.

The Group achieved revenue of approximately RMB1,483,800,000 for the Period, which increased by approximately RMB33,200,000 or approximately 2.3% compared to the same period of 2006, despite: (a) the overall refurbishment of Peace Hotel and Peace Palace Hotel and the renovation of Jin Jiang Tower; and (b) the reclassification of New Asia Café de Carol, which used to be a jointly controlled entity of the Group and has become an associated company effective since 1 July 2006, such that its results ceased to be proportionately consolidated into the consolidated financial statements of the Group from such date.

The Group's financial information for the Period as compared with the same period of 2006 is set out as below:

	Six months ended 30 June 2007		Six months ended 30 June 2006	
	RMB million	***Percentage of turnover***	*RMB million*	*Percentage of turnover*
Star-rated hotel operation	**1,162.9**	**78.4%**	1,175.0	81.0%
Jin Jiang Inn Budget Hotels	**279.2**	**18.8%**	202.8	14.0%
Star-rated hotel management	**22.6**	**1.5%**	19.1	1.3%
Restaurants	**4.2**	**0.3%**	45.0	3.1%
Others	**14.9**	**1.0%**	8.8	0.6%
Total	**1,483.8**	**100.0%**	1,450.6	100%

Segmental Turnover & Operating Cost

Star-rated Hotel Operation

Star-rated hotel operation is one of the major sources of revenue for the Group and Shanghai is the base of the Group's business, accommodating over 80% of our owned Star-rated hotels. According to the Shanghai Municipal Tourism Administrative Commission, over 20 new hotels of four-star rating or above will have commenced operation in Shanghai by the end of 2007. Increased supply resulted in lower average Occupancy Rate and room rates in Shanghai during the Period, as compared to the same period of 2006. With the exception of five-star hotels, all Star-rated hotels of the Group outperformed the average industry level of Shanghai in terms of both average Occupancy Rate and room rates, despite intensifying competition.

The overall refurbishment of Peace Hotel works, commenced during the first half of 2007, has been progressing smoothly. The Company appointed Hirsch Bedner Associates and Fairmont Hotel Inc. as design advisors and technical services consultant to formulate the overall refurbishment plan of Peace Hotel. The plan has been approved by the Shanghai and

state cultural heritage authorities in charge of the management of historic monuments. The refurbishment of Peace Hotel will continue to be carried our in accordance with planned schedules.

The overall repair and renovation works of Jin Jiang Tower commenced at the end of 2006 with ten storeys being closed floor by floor since January 2007 for major overhaul.

Refurbishment of other landmark and luxury hotels, such as Jin Jiang Hotel, Galaxy Hotel and Rainbow Hotel, being earmarked with use of proceeds from the initial public offering, will commence in succession.

Wuhan Jin Jiang, in which the Group held an effective interest of 75.16%, was ready for trial operations as at the end of June 2007 and is expected to be officially commissioned in the second half of the year. A brand new five-star hotel equipped with 400 rooms, Wuhan Jin Jiang is expected to become the Group's flagship in Central China as part of its nationwide strategic layout.

The following table sets out the Group's turnover attributable to the Group's Star-rated hotel operation analysed by business for the Period compared with the same period of 2006:

	Six months ended 30 June 2007		Six months ended 30 June 2006	
	RMB million	***Percentage of turnover***	*RMB million*	*Percentage of turnover*
— Accommodation revenue	**668.9**	**57.5%**	689.2	58.7%
— Food and beverage sales	**351.6**	**30.2%**	354.5	30.1%
— Rendering of ancillary services	**62.9**	**5.4%**	60.0	5.1%
— Rental revenue	**57.9**	**5.0%**	52.6	4.5%
— Sales of hotel supplies	**21.6**	**1.9%**	18.7	1.6%
Total	**1,162.9**	**100.0%**	1,175.0	100.0

Accommodation revenue

Turnover was mainly driven by Available Rooms, Occupancy Rate and average daily rate ("ADR") of the Group's hotels. The accommodation revenue of Star-rated hotel operation for the Period was approximately RMB668,900,000, which decreased by approximately 2.9% compared to the same period of 2006. The major reasons are as follows:

(i) RevPAR of our Star-rated hotels generally declined amid strong market competition. The Company understands that, there is expected to be more than 20 luxury Star-rated hotels opening during 2007 in Shanghai with about 8,600 additional rooms. Meanwhile, the number of budget hotel operators also expanded quickly.

(ii) Operations at Peace Hotel and Peace Palace Hotel were suspended for refurbishment in April 2007. Jin Jiang Tower closed down ten floors since January 2007 to facilitate a major renovation programme and the operations had been significantly affected by the reduced availability of rooms and renovation works.

F&B Sales

The Group's food and beverage sales comprise primarily catering for weddings and conferences, room services for guests and other sales in bars and restaurants. Sales revenue from food and beverage sales at Star-rated hotels for the Period amounted to approximately RMB351,600,000, which did not change significantly compared to the same period of 2006 despite the refurbishment and renovation works of Peace Hotel, Peace Palace and Jin Jiang Tower.

Rendering of ancillary services

The revenue from rendering of ancillary services mainly represents the turnover generated from business centres, gift shops, telephone services, laundry services, broadband internet, entertainment and other guest services. The ancillary services revenue for the Period increased by approximately RMB3,000,000, or approximately 4.8% as compared with the same period of 2006.

Rental revenue

Turnover was generated from the leasing of space at the Group's hotels for shops, showcase and other purposes. The increase of approximately RMB5,300,000, or approximately 10.1% compared to the same period of 2006 was mainly due to the increase in rent and additional lease agreements entered into during the Period.

Sales of hotel supplies

Turnover was generated from guest amenities and hotel supplies. The increase of approximately RMB2,900,000, or approximately 15.5% compared to the same period of 2006, was contributed by improved sales following increased new franchises of Jin Jiang Inn Budget Hotels.

Jin Jiang Inn Budget Hotels

Jin Jiang Inn Budget Hotels remain the main focus of the Company. During the Period, the Group set up 10 Jin Jiang Inn Budget Hotels in which the Group had equity interests and 39 Jin Jiang Inn Budget Hotels under franchised arrangement. During the Period, 36 Jin Jiang Inn Budget Hotels commenced operations, including 19 in which the Group had equity interests and 17 under franchised arrangement.

There were 230 Jin Jiang Inn Budget Hotels (with approximately 32,000 rooms) in total by the end of June 2007 (compared to 181 Jin Jiang Inn Budget Hotels with approximately 26,000 rooms as at the end of 2006), of which 127 inns (with approximately 19,000 rooms) were in operation (compared to 91 Jin Jiang Inn Budget Hotels with approximately 13,000 rooms as at the end of 2006), and 103 inns were under development.

At present, the Jin Jiang Inn Budget Hotel network covers 70 cities in 26 provinces/autonomous regions/municipalities, including 129 inns in the Yangtze River Delta region accounting for approximately 55% of the total number of Jin Jiang Inn Budget Hotels. There are 59 and 14 Jin Jiang Inn Budget Hotels in Shanghai and Beijing, respectively, and expansion is set to continue to further reinforce the strengths of the Company in these two leading regional centres of China. In addition, the Jin Jiang Inn Budget Hotel network is now expanding into the Pearl River Delta region, the Tianjin Bohai gulf area and other secondary cities in the PRC.

ADR and Occupancy Rate of budget hotels were relatively stable as compared to Star-rated hotels. Accommodation revenue of Jin Jiang Inn Budget Hotels was mainly driven by Available Rooms, Occupancy Rate and ADR. Turnover of Jin Jiang Inn for the Period amounted to approximately RMB279,200,000, which increased by approximately RMB76,400,000 or approximately 37.7% compared to the same period of 2006. The increase was mainly attributable to the increase in Available Rooms from 14 new Jin Jiang Inns which opened in 2006 and 19 new Jin Jiang Inns which opened during the Period; and the increase in initial franchise fees and ongoing franchise fees received from the Franchisees in consideration for the licence of brand name rights and the provision of technical and management services. Initial and ongoing franchise fees income for the Period amounted to approximately RMB16,700,000, representing an approximately 215.1% growth compared to the same Period of 2006.

Star-rated Hotel Management

As at 30 June 2007, the Group managed 94 Star-rated hotels (as at 31 December 2006: 92 hotels) with a total of 26,895 rooms, a net increase of 626 rooms compared to the end of 2006. These hotels were located in 46 cities spreading through 24 provinces, autonomous regions or municipalities in China. The Group will continue to develop hotel management operations that are in line with its long-term interests in various regions in China.

The cost management system developed jointly by the Company and other leading domestic suppliers to improve cost control will be further implemented at other hotels of the Group this year, following successful trial operation at Jin Jiang Hotel in 2006 that resulted in significant cost reductions.

The external sales of Star-rated hotel management for the Period increased by approximately 18.3% to approximately RMB22,600,000 compared to the same period of 2006, which represented the management fee received from hotel management services provided to Star-rated hotels not owned by the Group.

Restaurants and others

The Group's various brands of restaurant chains, held through Jin Jiang Hotels Development achieved satisfactory performance during the Period. As at 30 June 2007, KFC achieved a total number of 200 outlets, adding 9 new shops since the end of 2006. Since the end of 2006, New Asia Café de Carol had added 1 new outlets, taking the total number of outlets to 6. The number of outlets of New Asia Snacks remained at 67. Yoshinoya had added 3 new shops since the end of 2006 to take the total number of outlets to 11. In respect of Jing An Bakery, the number of outlets was 65 after adding 10 new shops since the end of 2006. Preparations for the opening of the second Chinoise Story in Wuhan was underway during the Period following the introduction of the brand in Shanghai in 2006.

Gross sales from restaurant operations decreased by approximately 90.7% to approximately RMB4,200,000 for the Period as compared with the same period of 2006. In the past, revenue of restaurants was mainly derived from fast food chain restaurants, namely New Asia Café de Carol, and an up-scale restaurant, namely the Chinoise Story. The former was regarded as a jointly controlled entity of the Group and its results were proportionately consolidated into

the consolidated financial statements of the Group before 1 July 2006. New Asia Café de Carol became an associated company effective from 1 July 2006. As a result, only revenue of the Chinoise Story restaurant is currently reflected.

The Group also engages in other businesses including provision of inter-group financial services through Jin Jiang International Finance Company Limited, training and education and moon cake production business. This segment of revenue increased by approximately RMB6,100,000 or approximately 69.3% as compared with the same period of 2006, reflecting mainly growth in interests accrued on deposits in line with substantial increase in the balance of deposits with Jin Jiang International Finance Company Limited.

Cost of Sales

The cost of sales for the Period and the six months ended 2006 were approximately RMB951,300,000 and RMB901,300,000, respectively i.e. increased by approximately 5.5%. The increase reflected mainly increased cost of sales, comprising property leasing expenses, depreciation costs, energy expenses and labour cost, in line with increased turnover following acquisitions and expanded services by Jin Jiang Inn.

Gross Profit

For the above reasons, the Group recorded a gross profit of approximately RMB532,500,000 for the Period, representing a decrease of approximately RMB16,800,000 or approximately 3.1% compared with the same period of 2006.

Other Income

Other income consists of dividends received from KFC in Suzhou, Wuxi and Hangzhou. In addition, the Group generated a profit of approximately RMB166,300,000 for the disposal of shares in Shanghai Pudong Development Bank and approximately RMB42,400,000 from the disposal of other equity investments during the Period. Accordingly, other income for the Period increased by approximately 585.1% to approximately RMB267,100,000 (same period of 2006: approximately RMB39,000,000).

Selling and Marketing Expenses

Selling and marketing expenses, mainly comprising staff cost, travel agents commission and advertising expenses, increased by approximately 11.0% to approximately RMB77,600,000 for the Period (same period of 2006: approximately RMB69,900,000) mainly as a result of the growth in business referrals by travel agents and reservation centres.

Administrative Expenses

Administrative expenses for the Period increased by approximately 24.0% to approximately RMB253,800,000 (same period of 2006: approximately RMB204,600,000), reflecting mainly the pre-operating expenses incurred for Wuhan Jin Jiang and Jin Jiang Inn.

The Group's other expenses, primarily consisting of bank charges and loss on disposal of property, plant and equipment, decreased by approximately 15.4% to approximately RMB12,800,000 (same period of 2006: approximately RMB15,200,000) for the Period.

Finance Cost

This item represents interest expenses for the Group's bank borrowings. The interest expenses for the Period increased by approximately 76.6% to approximately RMB67,300,000 (same period of 2006: approximately RMB38,100,000). Costs increased as the Group reported foreign exchange losses of approximately RMB34,600,000 in respect of proceeds from the Company's initial public offering. The Group entered into a series of term structured forward exchange settlement and sales contracts with financial institutions to avoid significant fluctuations in exchange rates in view of the strong RMB and the strict requirements for foreign exchange settlement of proceeds from listing.

Share of Results of Associates

This item represents mainly share of results of Shanghai Kentucky Fried Chicken Company Limited, an associated company of the Group. The share of results of associates for the Period, increased by approximately 16.8% to approximately RMB43,300,000 (same period of 2006: approximately RMB37,000,000). The growth was mainly attributable to the substantial increase in the profit of such company during the Period resulting in a profit contribution of approximately RMB37,000,000 (same period of 2006: approximately RMB27,000,000).

Taxation

The effective tax rate was approximately 8.8% for the Period, compared to approximately 27.7% for the same period of 2006. The decrease was mainly due to the promulgation of new laws on enterprise income tax in March 2007, pursuant to which the income tax rate applicable to domestic enterprises would be reduced from 33% to 25% from 1 January 2008. Since the deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, the change in the applicable tax rate affects the determination of the carrying values of deferred tax assets and liabilities of the Group and accordingly, the income tax expenses decreased significantly.

Net Profit for the Period

As a result of the factors described above, net profit for the Period attributable to equity holders of the Company was approximately RMB294,700,000 (same period of 2006: approximately RMB159,600,000), increasing by approximately RMB135,100,000 or approximately 84.6%.

Available for sale financial assets

The Group continued to dispose of its available-for-sale financial assets. During the Period, 6,000,000 shares of Shanghai Pudong Development Bank were disposed of, realising a gain of approximately RMB166,300,000 and the net gain after deducting income tax expense and minority interests amounted to approximately RMB126,200,000. As at 30 June 2007, the fair value of the Group's stock investments in the securities market not subject to selling restrictions was approximately RMB396,200,000, which represented significant value growth over their historical costs.

Besides, among the available-for-sale financial assets of the Group, equity in Changjiang Securities Company Limited ("Changjiang Securities") held by Jin Jiang Hotels Development represented approximately 7.12% of the total capital contribution of Changjiang Securities. Currently, Changjiang Securities and Shijiazhuang Refining and Chemical Co., Ltd. are proposing a merger by absorption. Upon the completion of the merger by absorption and share restructuring, Jin Jiang Hotels Development is expected to be interested in approximately 6.01% of Shijiazhuang Refining and Chemical Co., Ltd.'s issued share capital to become its fourth largest shareholder.

Gearing and Capital Commitments

The gearing ratio, defined as total debts divided by total assets, decreased from approximately 19.2% as at 31 December 2006 to approximately 8.0% as at 30 June 2007.

As of 30 June 2007, the Group had approximately RMB125,100,000 in capital commitments (as at 31 December 2006: approximately RMB321,700,000) and has no significant contingent liabilities.

Events after the Period

Shanghai Jiu Long Hotel Co., Ltd. ("Jiu Long Hotel") is a jointly controlled entity of the Company and the Company holds 55% of its equity interest. On 23 May 2007, the Board announced that the Company submitted to Shanghai United Assets and Equity Exchange information on the proposed transfer of its 44% equity interest in Jiu Long Hotel. Accordingly, the 44% of its equity interest in Jiu Long Hotel was classified as assets held for sale.

On 31 July 2007, the Company entered into a sale and purchase agreement and a supplemental agreement with Shanghai Greenland Commercial (Group) Co., Ltd. for the transfer of 44% of its equity interest in Jiu Long Hotel at a consideration of approximately RMB112,200,000. The Company expects that the disposal of the 44% equity interest in Jiu Long Hotel would realize a gain before tax of approximately RMB81,878,000.

Future Business Outlook, Prospects and Plans

The Group benefits from its strengths in hotel ownership and hotel management as one of China's leading hotel investors and operators. In its dual role as owner and manager, the Company is well-positioned to strengthen control over its hotels while realising potential value growth for its hotel properties. The key business strategy of the Group is to enhance future profitability through the redeployment of funds to rationalize the network and distribution of its hotels.

The Company has placed a strong emphasis on communications with its strategic investor since its listing. Regulars meetings were scheduled with Starwood Capital Group Global LLC. as agreed, whereby mutual discussions were held to explore a variety of options for future cooperation.

The Company will strive to secure more management contracts and franchise contracts. Besides, the Company will continue to increase the number of hotel rooms through expansion of the Jin Jiang Inn network and acquisition and merger of existing hotel properties in operation in the market.

The expansion plan of Jin Jiang Inns remains unchanged. The Company expects the number of Jin Jiang Inn Budget Hotels to increase to approximately 600 by 2010 (including about 400 inns in operation and approximately 200 inns under development).

The Company will continue to enhance its core competitive strengths in brand name, network, human resources and management systems.

Purchase, Redemption or Sale of Listed Securities

During the Period, the Company had not redeemed any of its listed securities, and neither the Company nor any of its subsidiaries had purchased or sold any of the Company's listed securities.

Audit Committee

The Company's audit committee is a committee established by the Board and its main responsibility is to review and supervise the Company's financial reporting procedures and internal control and to maintain an appropriate relationship with the Company's auditors. The chairman of the audit committee is Mr. Xia Dawei and the secretary to the audit committee is Dr. Yuen Chin Yau.

Audit committee meetings were held on 16 April 2007 and 21 August 2007 respectively. The consolidated financial statements for the year ended 31 December 2006 and the unaudited condensed consolidated interim financial statements of the Group for the Period were respectively reviewed at such meetings and the audit committee agrees with the accounting treatment adopted by the Company.

The Code on Corporate Governance Practices (the " Code of Corporate Governance") set out in Appendix 14 to the Listing Rules

The Board hereby confirms that none of the Directors was aware of any information that reasonably indicated the Group was not in compliance with applicable code provisions of the Code of Corporate Governance at any time during the Period.

Interim Report

The interim report for the Period containing information required by Appendix 16 to the Listing Rules will be sent to the shareholders and posted on the website of the Company (http://www.jinjianghotels.com.cn) in due course.

Definitions

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Board"	the board of directors of the Company
"Company"	Shanghai Jin Jiang International Hotels (Group) Company Limited
"Director(s)"	the director(s) of the Company
"Franchisee(s)"	third parties who have entered into franchise agreement(s) with the Group for the licence to use the Jin Jiang trademark or Jin Jiang Inn trademarks
"Group"	the Company and its subsidiaries or, where the context so requires, in respect of the period prior to the date of incorporation of the Company, those entities and businesses which were contributed to and operated by the Company upon its establishment
"Jin Jiang Hotels Development"	Shanghai Jin Jiang International Hotels Development Company Limited
"Jin Jiang Inn"	Jin Jiang Inn Company Limited
"Jin Jiang Inn Budget Hotels"	budget hotels in which the Group holds Substantial Hotel Interests and managed by Jin Jiang Inn, or which are owned by third parties to which Jin Jiang Inn has granted a franchise, most of which are operating under the trademarks of 锦江之星 and
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Ltd.
"Period"	the six months ended 30 June 2007
"Star-Rating Standard Manual"	the star-rating standard for tourist hotels published by the National Tourism Administration of the PRC
"Substantial Hotel Interests"	the equity interests held by the Group in companies engaged in hotel operations which are jointly controlled entities or subsidiaries of the Company

This glossary of technical terms contains explanations of certain terms used in this announcement in connection with the Group and its businesses. These terminologies and their given meanings may not correspond to those standard meanings and usage adopted in the hotel industry.

"ADR"	room revenue divided by rooms in use
"Available Rooms"	number of rooms available of each hotel after deducting Permanent House Use
"Occupancy Rate"	rooms in use divided by Available Rooms for a given period
"Permanent House Use"	guestrooms which have been removed from the saleable inventory for a period longer than six months
"RevPAR"	room revenue per Available Room
"Star-rating" or "Star-rated"	number of star(s) conferred by the National Tourism Administration of the PRC to a hotel according to the Star-rating Standard Manual and a Star-rated hotel refers to a hotel with Star-rating conferred as mentioned above

By order of the Board
Shanghai Jin Jiang International Hotels (Group) Company Limited*
Kang Ming Yuen Chin Yau
Joint Company Secretaries

Shanghai, the People's Republic of China,
24 August 2007

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung B o.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

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